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                                                                  Exhibit B
                                                                  ---------
                        CHAPMAN CAPITAL L.L.C. LETTERHEAD

Robert L. Chapman, Jr.
Managing Member

                                                     March 22, 2001

Mr. Eric J. Pulaski
Chairman
Mr. Richard P. Gardner
CEO & President
BindView Corporation
5151 San Felipe, 21st Floor
Houston, TX  77056
Phone:  (713) 561-4028 & 4124

Via Facsimile and U.S. Postal Service
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Dear Messrs. Pulaski and Gardner,

         BindView Corporation employs some of the finest code writers in the world, both here in the United States as well as in India. The result of their hard work is an impressive array of systems management and vulnerability assessment programs, making the company a leading provider of IT risk management solutions in the world. With the right leadership and without half of every revenue dollar evaporating into sales & marketing, BindView's intellectual property and customer relationships are worth multiples of the company's current valuation. As a result, Chapman Capital L.L.C., an investment advisor specializing in Takeovers & Turnarounds, feels strongly that the time has come for the two of you to sacrifice your unjustifiably-resilient egos and do what is best for your employees and shareholders: maximize shareholder value by selling BindView to one of several strategic bidders that can synergistically incorporate your applications into its own portfolio of enterprise tools.

         Almost one year ago on April 4, 2000, the first opportunity arose for Chapman Capital to appraise BindView for Chap-Cap Partners, L.P. ("CCP"), a Delaware limited partnership that invests in distressed public companies. This opportunity availed itself after BindView stock plummeted 65% upon pre-announcing a 15-20% sales shortfall and net losses under Mr. Gardner's first quarter as chief executive. In what would become a company trademark, rather than acknowledging an execution problem BindView attempted to blame the debacle on the proverbial "lengthening sales cycle" among other things. With the stock being pummeled into the single digits, apparently the market didn't buy into that story.

         On the surface, BindView's problems appeared to be the liability of its unseasoned Chairman Mr. Pulaski, especially given Mr. Gardner's description at the time of his arrival as the "Top BMC Executive to Lead BindView Into Second Decade of Growth." Our predisposition was to grant Mr. Gardner latitude for the stock's tumultuous fall from $25/share at the time of his appointment to $9/share only three months later despite Wall Street's growing



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misgivings about his ability to manage the company. Donaldson Lufkin &
Jenrette's April 4, 2000 comment that BindView's markets "may in fact require a different set of skills to exploit ... skills, quite frankly, which were supposed to have been introduced by recent management upgrades" seemed to typify Mr. Gardner's falling grades within the investment community.

         However, we became troubled by industry reports surrounding Mr. Gardner's departure as S.V.P. of global field operations at BMC Software. Mr. Gardner's suspiciously-timed parting with BMC came just after it had produced fiscal third quarter sales so disappointing that its stock immediately cratered almost 40%, wiping out some $7 billion in shareholder wealth. Though Mr. Gardner had moved back down the food chain to a much smaller company where he could not cause such massive destruction of wealth, our concerns over management dilution were elevated by further due diligence into Mr. Gardner's career. Numerous field operatives conveyed to us their beliefs that Mr. Gardner had not been discouraged from finding other employment following what was BMC's second consecutive warning under his management. Additionally, we were worried by reports that Mr. Gardner was in the process of "throwing money" at BindView's problems, advocating a profit-crushing headcount buildup that could quintuple the number of field salespeople by year-end. I wondered if Mr. Gardner, who like another high-maintenance BindView hire Bill Miller spent most of his career working with IBM during its glory days, had matured to the point where retirement had been the more sensible career move vs. heading a young technology company.

         In the year since Chapman Capital deemed the management risks inherent to BindView stock unpalatable, it appears that you have proven many of my fears well founded. BindView seems to have failed to broaden its product and service base sufficiently to remain as competitive in the large enterprise market against the likes of Quest/Fast Lane, NetIQ/Mission Critical and Symantec/AXENT. On January 26, 2000, BindView agreed to pay $125 million in stock for cross-platform directory management specialist Entevo Corporation, creating what you described as "an unrivaled solution for the administration and management of the security, configuration and availability of Windows NT, Windows 2000, and Active Directory, some of the underlying cores of the present and future e-business infrastructure." With BindView stock closing over $28/share (split adjusted), Mr. Gardner professed excitement about "leveraging BindView's sales machine." However, one year later Entevo's highly regarded CEO/Co-founder Amir Hudda has resigned and Entevo's business appears stillborn, with competitors picking off its prospects like tigers ripping flesh from a maimed wildebeest. As for BindView's stock price, it has fallen 90% to under $3/share, leaving the market capitalization of the entire company at a level close to the purchase price of Entevo alone. Indeed, hearing Mr. Gardner's bravado-laced comment on the most recent conference call that he "would not want to be one of [BindView's] competitors facing BindView's wrath right now" only reinforced what we believe is his clear leadership in the area of denial.

         A public company's restatement of its financials is a cataclysmic event. Yet it is this very shipwreck that has your shareholders furiously swimming away for solid ground. On January 23, 2001, BindView reported "record fourth quarter revenues" of $27.4 million, which according to your press release "continued growth trends established during the first three quarters of the year." Nowhere in such release did BindView make any reference to these sales being subject to a 30-day return policy, which according to our sources is almost unheard of in the non-shrink wrap,



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contractual software business. Moreover, since you have professed that you "do not anticipate any adverse customer reaction" to the recent elimination of the contractual return option, your shareholders must share our bewilderment as to why you would have offered such a privilege in the first place.

         Our accounting consultants believe that under GAAP, a reputable management team would not have recognized revenues that were subject to such a return contingency until after the 30-day period had lapsed. This more conservative approach to accounting might also serve to discourage jamming of product into a customer base which may create the appearance that growth trends actually "continued." I find dubious your recent claim that "up until [the March 3-4 weekend, there was] no evidence within BindView to indicate any other outlook than meeting the business plan ..." when you had experienced massive fourth quarter product returns (estimated at 10 times the average rate) in January at latest. Thus, over a month had passed since you should have stumbled across this "fresh information that needs to be understood by the investment community at large." Simple arithmetic dictates that a competent Chairman and CEO would have raised the curtain on this accounting abomination by late January (when all fourth quarter returns by definition would have been effected), and only that late if most of the returned product had been shipped into customer's "receiving docks" at the end of the quarter. Making the returns problem more conspicuous, BindView's accounts receivables ballooned coincidentally with this supposedly unpredictable deluge of product returns. One can only imagine that you both spent the month of February praying that an act of God would reverse customers' deluge of returns, something that by early March even a CEO and his "Boy Wonder" must have realized was nothing more than a pipe dream.

         The March 6, 2001 conference call arranged to discuss BindView's restatements was truly insulting to your audience's collective intelligence. It was transparent from the start of the call that you sought to divert attention away from any possible managerial malfeasance or negligence by pointing toward "economic uncertainties," "countless reassessments of business outlooks" and the "continuing deteriorating economic theme." Not once can I recall any repentance for not replacing respected CFO Scott Plantowsky ahead of his January 23, 2001 departure (though I am not surprised this remains unaccomplished some two months later given Mr. Gardner's incredibly insensitive public reference to Mr. Plantowsky's decision to accompany his dying father as a "fishing schedule"). Nor can I remember any apology for Mr. Pulaski's belated and apparently ill-conceived replacement of himself as CEO, or what appears to some to be his "buddies and brother" executive selection policy. Your March 2, 2001 attempt to "dig into the issues, the backlog, the sales forecast, the receivables, the market conditions and customer budgets," or as you so articulately summarized it, "all that stuff," was something that should have been completed before you released overstated financial information on January 23, 2001. Moreover, one could argue that only dementia would drive a CEO to require "a number of items to convince him that [BindView] is not immune ... to the general slowdown of activity or lengthening of sales cycles that many companies have experienced," as seems to have been the case in your vulnerability assessment of BindView itself.

         Leading Wall Street to become even more convinced of your apparent cluelessness was ridiculously wide 2001 revenue guidance (20-40% growth, which at the low end is 40% below Street estimates a year ago) and an absurd



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claim to astonishment that "BindView's stock price is down nearly 50% since our last conference call on no BindView news." Despite admitting that "valuations are not understood" and that "no one really knows what's ahead," unsound judgment plagued you in February just after outsized product returns backed up an apparently stuffed pipeline. At that time, your reality deprived "view of our stock as undervalued" led you to sink precious corporate funds into the shares at approximately $7 each, some 200% above current prices, in a period when insider Mr. Pulaski coincidentally was selling shares totaling into the six figures.

         While BindView's aggressive accounting and your hollow explanations thereof provided enough fodder for years worth of shareholder ire, our final straw was your extraordinary arrogance and inexplicable insouciance in the face of overseeing $2 billion in shareholder losses in only one year's time. In an environment wherein you plan on eliminating 7% of the company's hardworking employees, one would not expect such deportment from a chairman who reportedly just finished a house larger than that of neighbor President George Bush. Though Mr. Gardner promised to be "frugal," I personally would like to know which company perks and how much compensation you both have carved out of your own packages in the name of boosting the stock price. Despite obvious execution mistakes, you defiantly continue to blame "near-term softness that [you] are seeing in the economy" and "economic uncertainty" for the company's ills. Rubbing more salt into shareholders' wounds, Mr. Pulaski appalled his audience on the last conference call with his incredible boast that "we looked pretty smart when the stock was in the teens and we had bought the stock at seven or eight bucks a share." It is unfortunate that neither University of Texas nor Louisiana State University offered a course in Accountability, though based on recent corporate transgressions it doesn't seem that either of you mastered one in conservative accounting either.

         BindView's shares are currently trading under one time's this year's expected sales (when backing out $1/share in net cash), a valuation typically reserved only for Wall Street's most despised software companies. In attempting to find an explanation for this exceptionally harsh treatment, several weeks ago both Chapman Capital and Third Point Management Company L.L.C. made numerous attempts to contact you as the company's senior statesmen. Upon finally receiving return phone calls from both of you, the mystery of your depressed stock price was solved. Based solely on our conversations with the coy Mr. Pulaski and evasive Mr. Gardner, we would have to categorize your treatment of shareholders as nothing short of abusive and extraordinarily disrespectful. My March 8, 2001 conversation with Mr. Pulaski was littered with stockholder-insensitive commentary, forcing me to vehemently remind him that while he may have founded the company, he does not own it. When BindView sold
13.5 million shares in two public offerings, Mr. Pulaski lost his right to full control and to the luxury of selecting his partners. Chapman Capital will not tolerate Mr. Pulaski's labeling as "trivial" and "irrelevant" its valid questions, including one regarding Entivo's dilutive effects on ownership (Pulaski: "Why is that important? ... it was a year ago") or the valuation implications of industry mergers such as Quest/Fastlane, Symantec/AXENT, and NetIQ/Mission Critical (Pulaski: "I don't understand how that is relevant to BindView analysis"). If Mr. Pulaski has become accustomed to getting away with this kind of shareholder abuse in the past, he is in for a very rude awakening.



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         My conversation with BindView's CEO the following day proved equally irritating. After leaving Mr. Gardner five messages in which I identified CCP as part of an association owning one of the largest stakes in BindView, I finally received a return phone call. However, in response to my request for an explanation for a March disclosure of massive product returns that occurred over a month earlier in January, Mr. Gardner replied, "Why does it matter?" When I responded that such a display of ignorance, feigned or otherwise, would only serve to turn Chapman Capital hostile, Mr. Gardner suggested an alternative that would seem to explain the massive selling that has fed our share accumulation:
"You should divest the stock then." I then explained to Mr. Gardner that, contrary to his suggestion, I intended to "hang up the phone and double my position." Given BindView's poor performance and its management's irreverent abuse of shareholders, it seemed to me that Chapman Capital would have no problem finding enough shareholders to force Mr. Gardner's overdue "resignation."

         I imagine that after reading this letter, you might reply with the knee-jerk response of "You must think we're capable or you wouldn't have invested in BindView." Presuming that I'm on the mark, let me head you off at the pass immediately - Chapman Capital L.L.C. specializes in making activist investments in asset-rich companies that are worth far more to strategic buyers who can strip the company of confidently incompetent management and poorly executed growth strategies. As you honestly reflect on these components of BindView Corporation, I feel confident you will understand how its shares have become a core component of my Fund.

         Without a competent CEO and an intelligently-assembled sales force, even the best software won't stay un-returned if foisted on customers. With every passing month of slipping traction, your strategic options and share value diminish as the risk of secular decline to certain products becomes more probable. BindView has shipped over 10 million licenses to 5000 companies worldwide, a customer base for which I believe numerous enterprise software peers would pay well in excess of the company's IPO price of $5.00 per share. I would encourage you to realize that Mr. Gardner's seeming obsession with "winning the battle" against competitors may amount to no more than a Pyrrhic victory; for Mr. Gardner I prescribe the cure to his "foot-in-mouth" disease of glancing outside the window of his office and onto Wall Street, where BindView shareholders are getting slaughtered like Mad Cows. The public owners of BindView are no longer buying the "growing pains" excuse but instead have you diagnosed with managerial brain cancer. Rather than attempt to "earn your way out of it" as Mr. Pulaski suggested in our conversation, you would be well advised to find a buyer for BindView now before your shareholders find someone to do it for you.

                                                     Very truly yours,

                                                     /s/ Robert L. Chapman, Jr.

                                                     Robert L. Chapman, Jr.